Exhibit 3.14.1

CERTIFICATE OF FORMATION

OF

ET SUB-HERITAGE WOODS, L.L.C.

1.	NAME

The name of the limited liability company is ET Sub-Heritage Woods, L.L.C. (the ”LLC”).

2.	REGISTERED OFFICE AND AGENT

The address of the LLC’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the LLC’s registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ET Sub-Heritage Woods, L.L.C. this 13th day of January, 1998.

By:	ElderTrust Operating Limited
Partnership, sole member

	By:	ElderTrust Realty Group, Inc., general partner

		By:	/s/ D. Lee McCreary, Jr.
D. Lee McCreary, Jr.
Vice President and
Secretary